Exhibit 99.3

Aeterna Zentaris Announces Special Meeting of Shareholders and Mailing of Management Information Circular

Quebec City, Quebec, October 16, 2015 — Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZ) (the “Corporation”) today announced that it has convened a special meeting of shareholders (the “Meeting”) to be held on Monday, November 16, 2015, at 9:30 a.m. (Eastern time) for shareholders of record on October 14, 2015 to consider a special resolution authorizing the consolidation of the issued and outstanding common shares of the Corporation at a consolidation ratio of between 8-for-1 and 100-for-1 (the “Share Consolidation”) and that the Notice of Special Meeting of Shareholders and Management Information Circular (the “Circular”) have been mailed to shareholders.

David Dodd, Chairman and CEO of Aeterna Zentaris, commented, “We are asking our shareholders to approve a share consolidation of up to 100-for-1 in order to avoid a potential delisting of our Common Shares from The NASDAQ Capital Market and to improve our capital structure.  We believe that the consolidation could heighten the interest of the financial community in us and potentially broaden the pool of investors that may consider investing or be able to invest in us by increasing the trading price of our Common Shares.  It could also help to attract institutional investors who have internal policies that either prohibit them from purchasing stocks below a certain minimum price or tend to discourage individual brokers from recommending such stocks to their customers.”

As of record date for the Meeting of October 14, 2015, there were 544,179,214 issued and outstanding Common Shares and approximately 5.3 million issued and outstanding Series B Share Purchase Warrants, representing approximately 17.7% of the number originally issued.

The Circular contains, among other things, details concerning the Share Consolidation, reasons that the Corporation’s Board of Directors recommends the Share Consolidation, requirements for the Share Consolidation to be implemented and the procedure for receiving new shares if the Share Consolidation is implemented, as well as the procedures for voting at the meeting and other related matters.  Shareholders are urged to carefully review the Circular and accompanying materials as they contain important information regarding the Share Consolidation and its consequences to Shareholders. A copy of the Circular is available on SEDAR at www.sedar.com and on the EDGAR section of the U.S. Securities and Exchange Commission’s website at www.sec.gov.

The Board of Directors UNANIMOUSLY recommends that Shareholders vote FOR the Share Consolidation.

YOUR VOTE IS IMPORTANT. VOTE AS SOON AS YOU RECEIVE THE MEETING MATERIALS!

A proxy form or voting instruction form will accompany the Meeting materials you receive by mail.  Instructions on how to vote, which vary depending on whether you are a registered or beneficial shareholder of the Corporation, are provided in the Circular and the proxy form or voting instruction form.

If you have any questions or require more information with regard to the procedures for voting, please contact Laurel Hill Advisory Group, the Corporation’s proxy solicitation agent, toll free at 1-877-452-7184, collect at 416-304-0211 or email assistance@laurelhill.com.

About Aeterna Zentaris

Aeterna Zentaris is a specialty biopharmaceutical company engaged in developing and commercializing novel treatments in oncology, endocrinology and women’s health. For more information, visit www.aezsinc.com.

Forward-Looking Statements

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the US Securities Litigation Reform Act of 1995.  Forward-looking statements involve known and unknown risks and uncertainties that could cause the Corporation’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects and clinical trials, the successful and timely completion of clinical studies, the risk that safety and efficacy data from any of our Phase 3 trials may not coincide with the data analyses from previously reported Phase 1 and/or Phase 2 clinical trials, the ability of the Corporation to effectively commercialize one or more of its products or product candidates, the ability of the Corporation to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process, the ability to protect our intellectual property, the potential of liability arising from shareholder lawsuits and general changes in economic conditions. Investors should consult the Corporation’s quarterly and annual filings with the Canadian and US securities commissions for additional information on risks and uncertainties relating to forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements.  The Corporation does not undertake to update these forward-looking statements.  We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or by applicable law.

Contact

Philip A. Theodore
Senior Vice President
ptheodore@aezsinc.com